Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
ESS TECH, INC.
ESS Tech, Inc., a Delaware corporation (the “Company”), hereby certifies as follows:
1. The name of the Company is ESS Tech, Inc. and the Company was first formed on July 21, 2020, under the laws of the Cayman Islands, under the name “ACON S2 Acquisition Corp.”
2. The Company filed a certificate of domestication on October 8, 2021 pursuant to which it domesticated as a Delaware corporation and changed its name to “ESS Tech, Inc.”
3. The terms and provisions of this Certificate of Amendment (this “Certificate of Amendment”) of the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board”) and by the stockholders of the Company. This Certificate of Amendment hereby amends the Certificate of Incorporation as set forth below.
4. Section 1 of Article IV of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:
“Section 1. Effective immediately upon the filing and effectiveness of the Certificate of Amendment to the Certificate of Incorporation adding this paragraph (the “Reverse Stock Split Effective Time”), each 15 shares of Common Stock (as defined below), that were issued and outstanding or held in treasury as of immediately prior to the Reverse Stock Split Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Company or any holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for Common Stock, in each case in accordance with the terms thereof. No fractional shares shall be issued upon the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash in lieu of such fractional share interests, in an amount equal to the product obtained by multiplying (a) the fraction of one share owned by the stockholder by (b) the closing stock price on the New York Stock Exchange (or, if the Common Stock is no longer trading on the New York Stock Exchange, on the principal trading market therefor) of the Common Stock on the trading day immediately preceding the Reverse Stock Split Effective Time (as adjusted to give effect to the Reverse Stock Split), without interest. Each certificate that immediately prior to the Reverse Stock Split Effective Time represented shares of Common Stock (the “Old Certificates”) shall, until surrendered to the Company in exchange for a certificate representing such new number of shares of Common Stock, automatically represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.
This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 1,200,000,000 shares, of which 1,000,000,000 shares are Common Stock, $0.0001 par value per share (the “Common Stock”), and (b) 200,000,000 shares are Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).”
5. This Certificate of Amendment shall become effective on August 23, 2024 at 4:01 p.m. Eastern Time.
[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of Certificate of Incorporation has been duly executed by an authorized officer of the Company on August 23, 2024.

ESS TECH, INC.

/s/ Anthony Rabb
Anthony Rabb
Chief Financial Officer